Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: February 27, 2024

Announcement of Subsidiary’s Release

TOKYO, February 27, 2024 – Coincheck, Inc., a subsidiary of Monex Group, Inc., issued the following press release today.

Attachment: Summary of Coincheck, Inc. press release

Circle and Coincheck to Partner on Expanding Access to USDC in Japan

Contact:	Akiko Kato Corporate Communications Office Monex Group, Inc. +81-3-4323-3983	Yuki Nakano, Taishi Komori Investor Relations, Financial Control Department Monex Group, Inc. +81-3-4323-8698

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

【Press Release】

February 27, 2024

Coincheck, Inc.

Circle and Coincheck to Partner on Expanding Access to USDC in Japan

Coincheck, Inc. (Headquartered in Shibuya-ku, Tokyo; Satoshi Hasuo, Representative Director & President; hereinafter “Coincheck”) and Circle Internet Financial, LLC (Headquarters: Massachusetts, USA; Co-founder and CEO: Jeremy Allaire; hereinafter “Circle”), a global financial technology firm and the issuer of USDC1, announced today plans for a partnership to expand USDC access in the Japanese market.

USDC is a fully reserved digital dollar backed 100% by highly liquid cash and cash-equivalent assets, and is redeemable 1:1 for US dollars. It has a market capitalization of approximately $27 billion (equivalent to around 4 trillion yen) with over $24 billion in circulation according to its December 2023 reserve attestation report. USDC reserves are managed separately from Circle’s business operating funds for the benefit of USDC holders, and are deposited with major financial institutions. Additionally, USDC has powered over $12 trillion in cumulative on-chain transactions, and is used daily as a digitally-native store of value, unit of measure and payment innovation.

Coincheck’s initiative to incorporate USDC as part of its products and services is subject to obtaining registration of an Electronic Payment Instrument Services under the Payment Services Act.

[1]	Certain stablecoins are qualified as electronic payment instruments in Japan and are allowed to be issued and circulated following the revised Payment Services Act that came into effect on June 1, 2023. Once an electronic payment instrument service provider is authorized to handle USDC in Japan under the Payment Services Act, USDC will be qualified as an electronic payment instrument.

Since its launch in 2014, Coincheck attracted over 1.91 million verified users as of end January 2024. As the leading crypto asset trading service in Japan2, Coincheck aims to leverage its design philosophy as well as its user-friendly UI and UX to foster adoption of USDC in Japan.

This collaboration represents a significant stride in Coincheck’s efforts to enhance its product offerings, and maintain high standards in UI and UX design.

“Our collaboration with Coincheck is foundational in bringing the stability and reliability of USDC to the Japanese market,” said Jeremy Allaire, CEO and co-founder of Circle Internet Financial, LLC. “We are excited to work with Coincheck to pave the way for a new era in digital finance in Japan.”

“We are very excited to bring USDC, the global standard of stable tokens to Japan and work together with Jeremy and the Circle team to develop further the Japanese crypto markets as well as the blockchain ecosystem.” said Oki Matsumoto, Managing Director & Chairman of Coincheck, Inc. / Representative Executive Officer & Chairman of Monex Group, Inc.

“We are excited to announce the collaboration with Circle to expand the usage of USDC in Japan,” said Satoshi Hasuo, Representative Director and President at Coincheck, Inc. “Stablecoins are becoming increasingly popular among domestic crypto asset users and are expected to be used as a means of payment for transactions involving buying and selling crypto assets and NFTs. Taking a step towards handling USDC, which is a stablecoin backed by high-quality US dollar-denominated reserve assets and compliant with regulations in various countries, holds significant meaning for our company as well as our users.”

- END -

[2]	Coincheck has been #1 in Japan for the number of crypto asset trading app downloads for five consecutive years (Period: January 2019 to December 2023, Data support: AppTweak).

About Coincheck, Inc.

Coincheck, Inc. operates the crypto asset trading service “Coincheck,” which has been “Japan’s No.1*” downloaded trading app for five consecutive years. The company’s mission is “Making Exchange of New Value Easier” by providing better services based on the latest technology and advanced security measures. Coincheck aims to make the “exchange of new value” created by crypto assets and blockchain more easily accessible to its customers.

* This data is supported by AppTweak and refers to domestic crypto asset trading apps from January 2019 to December 2023.

About Circle Internet Financial, LLC

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the issuer of USDC and EURC - highly liquid, interoperable, and trusted money protocols on the internet. Circle’s open and programmable platform and APIs make it easy for organizations to run their internet-scale business, whether it is making international payments, building globally-accessible Web3 apps or managing their internal treasury. Learn more at https://circle.com.

For inquiries from the press regarding this release, please contact

Coincheck, Inc. : pr@coincheck.com
Circle: press@circle.com

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.